Exhibit 99.1

Kazia Therapeutics Reports 100% Clinical Benefit Rate in Initial Six Patients Treated for Advanced Triple-Negative Breast Cancer

Durable Complete Metabolic Response Ongoing Since November 2025

All Evaluable Patients Demonstrated Reductions in Metastasis-Associated CTC Clusters and Terminally Exhausted T cells, With Median Reductions of 83% and 51% Respectively

No Treatment-Related Serious Adverse Events Observed

SYDNEY, Australia, August 27, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA) ("Kazia" or the "Company"), an oncology-focused biotechnology company developing therapies that selectively reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, today announced new data showing its lead asset, paxalisib, achieved a 100% clinical benefit rate in six evaluable patients with Stage IV triple-negative breast cancer (TNBC). Five of the six patients achieved an objective response – a measurable 30% or greater reduction in tumor burden after treatment – including one complete response and four partial responses, resulting in an objective response rate of 83 percent. The remaining patient achieved stable disease. Importantly, these results were achieved with the convenience of oral dosing and a favorable safety and tolerability profile, with no paxalisib-related serious adverse events and no grade 3 or higher hyperglycemia, stomatitis or mucositis, toxicities commonly associated with PI3K/mTOR pathway inhibition.

“Metastatic triple-negative breast cancer is one of the toughest cancers to treat. Historically, only 12 percent of patients are alive five years after diagnosis. Once a patient’s disease progresses on immunotherapy, options run out quickly,” said Dr. John Friend, CEO, Kazia Therapeutics. “Across the six evaluable patients treated, every one of them has benefited, and we haven't seen a single serious adverse event tied to paxalisib. We’ve also demonstrated meaningful improvements in terminally exhausted T cells and drastic reductions in circulating tumor cell (CTC) clusters, providing early evidence that paxalisib may be addressing biological mechanisms associated with treatment resistance and metastasis. These results strengthen our confidence in this program as we continue enrollment in the Phase 1b trial.”

Clinical responses were observed across a broad range of metastatic disease sites, including lung, liver, bone, lymph node and central nervous system target lesions, with responses emerging as early as approximately three months post-randomization. Most notably, a 44-year-old woman with Stage IV TNBC achieved a complete metabolic response and has had no evidence of disease since November 2025. Her response has remained durable through the most recent assessment and has been accompanied by sustained and complete abolishment of CTC clusters and significant reduction in terminally exhausted CD8+ T cells, alongside overall improvement in markers of immune function.

Translational analyses demonstrated reductions in terminally exhausted CD8+ T cells across all six patients, with a median reduction of 51 percent within approximately three weeks of treatment. These cells represent a dysfunctional population of cytotoxic T cells that has lost its ability to recognize and kill cancer cells. Notably, total CD8+ T cell counts remained unchanged, which suggests that paxalisib is not eliminating these exhausted cells or replacing them with new ones. Instead, the existing cells appear to be regaining function. Blood-based simultaneous multi-modal protein, RNA and plasma profiling supported this finding, demonstrating increases in immune cell populations associated with anti-tumor activity, reductions in markers of immune exhaustion and evidence of PI3K-AKT pathway target engagement. The marker findings provide evidence of improved overall immune function across all patients.

In parallel with the immune changes, all six patients demonstrated reductions in circulating tumor cell clusters, which are aggressive groupings of tumor cells in the bloodstream associated with metastatic spread. The median reduction was 83 percent within six to seven weeks of treatment.

“Two of the biggest challenges in treating triple-negative breast cancer are the dormant cancer cells that spread through the bloodstream, and an immune system too exhausted to fight them. It's rare to see a treatment influence both at the same time. After years of studying this disease, it’s exciting to witness this in a clinical setting. The circulating tumor cell clusters that seed new metastases are being suppressed, while the exhausted T cells needed to fight the cancer are recovering function and showing signs of immune memory which may translate to more durable responses. These changes in the blood are tracking with what we are seeing on the scans, which suggests our liquid biopsy approach may be capturing both the tumor's metastatic behavior and the immune system's response to treatment in real time. It gives us a remarkable window into the disease, and we look forward to building on these findings as the trial progresses,” said Dr. Sudha Rao, Chief Scientific Officer, Kazia Therapeutics.

These early biological findings represent what may be a first-in-class effect and suggest that paxalisib’s therapeutic effect may extend beyond cytoplasmic PI3K/mTOR inhibition. The rapid and consistent biological responses observed across all evaluable patients support the hypothesis that paxalisib may exert dual influence by restoring immune function and reducing metastatic dissemination, addressing two of the greatest challenges in the treatment of triple-negative breast cancer and fundamental drivers of cancer progression.

Enrollment in the Company's ongoing Phase 1b study evaluating paxalisib in combination with pembrolizumab (Keytruda®) and chemotherapy in advanced metastatic TNBC is expected to be completed by July 2027, with interim clinical updates anticipated throughout 2026 and 2027.

About Kazia Therapeutics

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company's lead asset, paxalisib, is an investigational brain penetrant inhibitor of the PI3K/Akt /mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of over 15 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM AGILE) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “expect,” “plan,” “believe,” “potential,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the potential of paxalisib to provide clinical benefit, including objective responses, to patients with advanced triple-negative breast cancer; the preliminary and interim nature of the clinical, translational and biomarker data described in this announcement, and expectations regarding the durability of any observed responses; the potential for future data to alter initial and preliminary results from this early-stage clinical trial, which is based on a small number of patients and is not designed or powered to demonstrate statistical significance; the potential of paxalisib to restore anti-tumor immune function and reduce metastasis-associated circulating tumor cell clusters; the ability of translational and biomarker findings to predict clinical outcomes; the timing of completion of enrollment in, and anticipated interim updates from, the Company’s ongoing Phase 1b study of paxalisib in combination with pembrolizumab and chemotherapy in advanced metastatic TNBC; and the timing and content of future public disclosures regarding the Company’s clinical programs and development strategy.

Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with: the development of early-stage therapeutic programs; the conduct of clinical trials, including the ability to enroll patients and achieve anticipated enrollment targets; the preliminary nature of preclinical data, which may not be predictive of clinical results in humans; the preliminary nature of data from small, open-label clinical studies, which are based on a small number of patients and may not be predictive of results in a larger patient population or in later-stage or final clinical trials; risks related to regulatory approvals; risks related to Kazia’s reliance on third-party collaborators and clinical trial sites; risks related to the Company’s ability to obtain, maintain and protect its intellectual property, including the uncertainty of patent prosecution and the potential for third-party challenges; risks related to the impact of global economic conditions; and risks related to Kazia’s ability to maintain compliance with the applicable NASDAQ continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report on Form 20-F filed with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

Media Contacts

Michaela Fawcett / Molly Crawford

KCSA Strategic Communications

mfawcett@kcsa.com / mcrawford@kcsa.com

3